Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: September 7, 2021

This filing relates to the proposed business combination of Big Cypress Acquisition Corp. (“Big Cypress”) and SAB Biotherapeutics, Inc. (“SAB Biotherapeutics”).

Behind the scenes of a deal that could catapult this local biotech company to big things

Sept. 2, 2021

The leaders of Big Cypress Acquisition Corp. formed their company for the purpose of merging with a promising biotech business and taking it public. Then, they needed to find it.

They had looked into dozens of biotech companies by the time they became connected to Sioux Falls-based SAB Biotherapeutics – the one that most closely met their criteria and became the focus of a process that’s expected to lead to listing on the Nasdaq before the end of the year.

“SAB stood out, and we got tremendously excited right away,” said Sam Reich, CEO, CFO and a board member of Big Cypress, the Florida-based special purpose acquisition company, or SPAC.

“We believe that SAB has a one-of-a-kind platform. Totally unique.”

Reich’s background enabled him to recognize that distinction right away. While pursuing his graduate degree from the University of Pennsylvania, the molecular biologist made several inventions around RNA therapeutics. He was a biotech entrepreneur from the start, raising venture capital from big names such as the venture capital arm of Johnson & Johnson and going through a process similar to the one he’s leading now to enable his venture-backed company to become a publicly traded company.

“That was a very successful outcome for our shareholders and a very rewarding transaction,” he said.

Then, he connected with a Harvard University professor of neurology who had developed a novel epilepsy drug. The process of advancing the potential new drug toward clinical trials and commercialization began again.

By the fall of 2020, Reich’s kids were headed back to school in Florida after pandemic-related home schooling, and he was looking for his next opportunity.

“I started talking to my friends and colleagues I’d worked with for many years in biotech, and we founded Big Cypress with the goal of helping capitalize an exciting new company and bringing it to the public markets,” he said.

The company’s team, which includes decades of expertise in drug development and related fields, was looking for a therapeutic company that had been through safety testing but had not yet reached commercialization.

“We wanted a clinical-stage company, and we were looking for a strong management team that was expert and capable of executing on the business plan,” Reich said. “And we were looking for exciting opportunities addressing unmet medical needs, important disease areas where there’s a big need for new medicines – a company that was ready to be public … should be public and was expected to be well-received by the public markets.”

They looked at about 60 companies and were well into due diligence on nine of them when SAB emerged as the company of choice.

Its DiversitAb platform uses advanced genetic engineering to leverage cattle to produce fully human polyclonal antibody therapeutics with the potential to treat a wide range of immune system disorders, cancer and infectious diseases without the need for human donors.

“As a molecular biologist, I understood polyclonal antibodies and the potential therapies that SAB has a strong foothold in,” Reich said. “I believe that SAB has the ability to make targeted, highly potent human polyclonal antibodies for therapeutic use at a large scale – the only company in the world that can do that without using human plasma donors. They were unique and had this valuable capability no other company to our knowledge has.”

The science behind it is “tremendously impressive,” he added. “It was really refreshing. A lot of what you look at in biotech starts to blend together and looks very similar. This was a very advanced platform, which is very hard to find.”

It’s a broad platform that is expected to be applied to numerous disease areas, Reich continued.

“The potential for creating value goes far beyond one drug,” he said. “And we believe they have the competence to execute it and the proprietary ability to block others from copying it. We see this as a one-of-a-kind opportunity, and it stood out.”

Big Cypress liked SAB’s Midwest location too, Reich added. The team showed a strong work ethic, pioneering spirit and advanced protein production systems, “combined with the highly advanced biological and genetic science more often associated with the coastal biotech centers,” he said.

At SAB, CEO Eddie Sullivan and his team also had been considering going public as the next stage of its growth.

“What I found appealing about the Big Cypress team was both the background Sam and his colleagues have in science, finance and drug development and the fact they were a SPAC team looking outside the box a little bit, looking at market conditions and what’s happening today and finding a unique pathway forward,” Sullivan said.

“We are also very much out-of-the-box thinkers and enjoy really trying to find innovative ways to do things, and that’s what we found in Big Cypress. The timing was just right. We were prepared, and they were prepared.”

At the same time, SAB continues to move forward on multiple therapeutics in clinical trials, including SAB-185, its therapeutic candidate for the virus that causes COVID-19. It’s in the later stages of clinical trials, and patient enrollment has been ramping up as COVID infections are again surging, Sullivan said.

“So that’s very encouraging,” he said, adding the trial doesn’t yet have enough data to seek emergency use authorization through the FDA, but it’s a possibility especially because of the treatment’s ability to target variants of concern, including the Delta variant now ravaging many parts of the world.

When Big Cypress began working with SAB, the thought was that the pandemic was winding down, Reich added.

“We were almost discounting SAB-185. We said it looked to be a great proof-of-concept and showed the FDA and the scientific community this could be a viable path to a drug, but then after the merger agreement was signed, Delta surged, and all of a sudden we were striking a deal with a company that has a potentially very important therapeutic for this continuing pandemic,” Reich said.

185 anti-SARS-CoV-2
Immunoglobulin
(754.8mg in 10mL)
PD2001144SP
at 2-8°C
SAB Biotherapeutics, Inc.
Caution: New Drug
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“As more variants emerge, other therapeutics may become obsolete. But we believe that SAB’s candidate, using targeted, highly potent polyclonal antibodies that leverage the body’s natural response to viruses, may have more potential to neutralize emerging variants, and early data recently published by the FDA shows just that.”

SAB also is continuing to support its therapeutic for influenza that is in Phase 2 clinical trials, Sullivan said.

The merger process is expected to close in the fourth quarter if all stays on track. SAB plans to be listed on the Nasdaq with a post-merger value of approximately $325 million, or $10.10 per share, and the closing is expected to provide the combined company with $118 million of pro forma cash to fuel development and commercialization of the SAB platform technology, assuming no redemptions from the Big Cypress SPAC investors.

Sullivan, who has hosted Reich in Sioux Falls three times in the past month, emphasized that the operation plans to continue to be based here.

“The facilities and the location are excellent – superb – really as good as I’ve seen, and I’ve toured a lot of facilities,” Reich added. “Most biotech companies use contract labs for much of their work. SAB has infrastructure, has a footprint in the Sioux Falls area, which is a big component of the value here. They’re also a very strong team. I’ve met many employees who are really hardworking, smart people who are extremely dedicated to the company and the mission.”

The deal itself is significant in validating South Dakota’s ability to take a homegrown biotech company through going public and potentially commercialization, said Joni Ekstrum, executive director of South Dakota Biotech.

“We couldn’t be more excited for SAB and this next chapter in its growth story,” she said. “Becoming a public company is going to mean so many more opportunities for SAB, its team and ultimately the state. It’s a deal that will put us that much more on the map as a growing hub for bioscience activity.”

SAB has the potential to be well received by the market, Reich added.

“I think as SAB becomes public, has access to capital and as its therapeutic candidates are developed, it could be a great opportunity for people in Sioux Falls,” he said.

“We’re looking forward to seeing robust growth, with an accompanying need for more people and more square footage here in Sioux Falls. And that could be great for local business, the economy and ultimately provide a potential positive impact for patients.”

Participants in the Solicitation

The Company, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and stockholders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination. The names of SAB’s directors and executive officers will also be in the Registration Statement.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and SAB, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SAB. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of the Company or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or SAB; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 21, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.